06008442

AB 4/20 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40644

RECEIVED MAR 3 1 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enskilda Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue-35th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Bystedt 212-692-4760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

4-Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Bystedt____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Enskilda Secruities, Inc_ ____, as of _December 31st________________________, 2005_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nibya Molina Goni
Notary Public, State of New York
Registration #01MO6033094
Qualified In New York County
My Commission Expires Nov. 8. 2009

Signature

CEO

Title

3/22/06

Notary Public

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enskilda Securities Inc.

(A Wholly Owned Subsidiary of

Enskilda Securities AB)

Statement of Financial Condition

December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Enskilda Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Enskilda Securities Inc. (a wholly owned subsidiary of Enskilda Securities AB) (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 29, 2006

Enskilda Securities Inc.
(A Wholly Owned Subsidiary of Enskilda Securities AB)
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 10,508,523
Receivable from broker-dealers and clearing brokers	1,294,066
Receivable from customers	113,902
Tax receivable	767,877
Due from Parent	1,356,840
Furniture, equipment, and leasehold improvements, at cost (less accumulated depreciation and amortization of $828,904)	155,877
Deferred tax asset	237,786
Other assets	162,975
Total assets	$ 14,597,846
Liabilities and Stockholder's Equity	
Accrued compensation	$ 4,384,158
Payable to broker-dealers	113,902
Payable to customers	1,183,363
Accounts payable and accrued liabilities	297,595
Due to Parent and affiliates	1,127,390
Total liabilities	7,106,408
Commitments (Note 5)	
Stockholder's equity	
Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares	10
Additional paid-in capital	2,125,990
Retained earnings	5,365,438
Total stockholder's equity	7,491,438
Total liabilities and stockholder's equity	$ 14,597,846

The accompanying notes are an integral part of this financial statement.

1. Organization

Enskilda Securities Inc. (the "Company") is a wholly owned subsidiary of Enskilda Securities AB (the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. ("NASD").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as providing financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a RVP/DVP basis. The Company also executes and clears US securities trades through an unaffiliated clearing broker on a fully disclosed basis.

2. Significant Accounting Policies

Receivable from and payable to broker-dealers consist of failed-to-deliver/failed-to-receive with an affiliate.

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. All the cash and cash equivalents at December 31, 2005 were held by one financial institution.

Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to five year. Leasehold improvements are amortized over the shorter of the terms of leases or the estimated useful lives of the improvements.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The fair value of all financial instruments approximates the book value due to the short-term nature of such instruments.

3. Income Taxes

The Company's deferred tax asset of $237,786 is primarily attributable to the difference in the recognition of deferred rent and depreciation expenses for financial and tax reporting purposes. No

valuation allowance has been established as management believes it is more likely than not that the deferred tax asset will be realized.

4. Related Party Transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 1998, research costs are allocated to the Company based on the percentage of the Company's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customers transactions.

At December 31, 2005, the Company had a receivable from Parent of $1,356,840 for trading commissions, fee income and reimbursements and a payable to Parent and affiliates of $1,127,340.

5. Leases

The Company has obligations under noncancellable operating leases with terms in excess of one year.

As of December 31, 2005, the minimum annual rental commitments under these noncancellable leases, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31,	
2006	$ 241,152
2007	253,712
2008	256,224
2009	256,224
2010	42,704
	$ 1,050,016

6. Pension Plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible US employees.

The Company participates in a defined contribution plan sponsored and administered by the Parent. The plan covers all eligible non-US employees of the Company.

7. Financial Instruments With Off Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's

failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2005, the Company had net capital of $4,804,870, which exceeded the required net capital by $4,554,870.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.